LAW DEPARTMENT

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1300 S. CLINTON STREET

FORT WAYNE, IN 46802

COLLEEN E. TONN

SENIOR COUNSEL

Phone: 260-455-6918

Colleen.Tonn@LFG.com

April 29, 2009

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Fund A (File No. 811-01434)
CIK No. 0000059566
Fund A Individual (File No. 002-26342)
SEC Accession No. 0000726865-09-000024
Request for Withdrawal of Post-Effective Amendment No. 61 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Fund A (the “Fund”) hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on January 16, 2009 (the “Amendment”).

The Amendment has not yet become effective, but was to become effective on May 14, 2009. No securities were sold in connection with the Amendment. Therefore, the Company and the Fund respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

A new amendment under Rule 485(a) will be filed as soon as a separate amendment under Rule 485(b) becomes effective.

If you have any questions regarding this matter, please contact the undersigned at (260) 455-6918.

Sincerely,

/s/ Colleen E. Tonn

Colleen E. Tonn

Senior Counsel

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.